Exhibit (d)(5)

August 26, 2013

American CyberSystems, Inc.

2400 Meadowbrook Parkway

Duluth, Georgia 30096

Attention: Rajiv Sardana

Re:	Commitment Letter

Dear Rajiv:

American CyberSystems, Inc. (the “Borrower”) has requested credit facilities (the “Facilities”) in an aggregate principal amount of up to $100.0 million (the “Total Facilities Amount”), as described in the attached Confidential Summary of Terms (the “Summary of Terms”) for the purposes expressed in the Summary of Terms.

Fifth Third Bank, an Ohio banking corporation (“Fifth Third”), is pleased to act as lead arranger and administrative agent for the Facilities (the “Administrative Agent”) and to provide a financing commitment in the amount of $40.0 million as part of the Facilities (the “Commitment”).

The Administrative Agent will use its best efforts to arrange additional lenders to provide financing commitments in the aggregate amount of $60.0 million to complete the Facilities, all on the terms and conditions set forth in this letter and the Summary of Terms (Fifth Third and the other lenders providing such additional financing commitments are collectively referred to in this letter as the “Lenders”). The Administrative Agent will act as Sole Lead Arranger and Sole Book Runner for the Facilities. No agents, co-agents or arrangers will be appointed, no other titles will be rewarded, and no compensation (other than that expressly contemplated by the Summary of Terms and the fee letter dated the date hereof and delivered in connection herewith (the “Fee Letter”)), will be paid in connection with the Facilities unless the Borrower and the Administrative Agent agree. The Administrative Agent will, manage the arrangement and syndication, including, without limitation, deciding when Lenders will join in the syndication and how the financing commitments will be allocated among the Lenders. The Administrative Agent intends to commence syndication efforts promptly after your execution and delivery of this Commitment Letter. The Commitment is subject to the Administrative Agent’s receipt of commitments from additional Lenders for the balance of the Total Facilities Amount. Fifth Third

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August 26, 2013

reserves the right to reduce the Commitment in the event the Administrative Agent receives financing commitments in excess of the aggregate commitment required from the other Lenders.

The Borrower agrees to assist the Administrative Agent in forming the syndicate of Lenders and to provide the Administrative Agent and other potential syndicate members, promptly upon request, with all customary information deemed necessary or appropriate by the Administrative Agent to successfully complete a syndication that is reasonably satisfactory to it and the Borrower, including, but not limited to, (i) helping to prepare a confidential information memorandum for delivery to potential syndicate members and (ii) providing customary financial information and Projections, as defined below, prepared by the Borrower and its advisors relating to the transactions described in this Commitment Letter, all as reasonably requested by the Administrative Agent. The Borrower agrees to make their appropriate officers and representatives (and appropriate officers of the Target, as defined in the Summary of Terms) available to participate in informational meetings with potential syndicate members at such times and places as the Administrative Agent may reasonably request. The Borrower further agrees to supplement and update information and Projections previously provided, and to be provided, to the Administrative Agent from time to time as requested by the Administrative Agent in its reasonable discretion until the syndication is completed. Except as may be provided in any definitive documentation relating to the Facilities, the Administrative Agent will not have any responsibility other than to arrange the syndication described in this Commitment Letter, and the Administrative Agent will not be subject to any fiduciary or other implied duties.

The Borrower represents, warrants and covenants that (a) information provided by it in connection with the Facilities relating to the business or operations of the Borrower and its subsidiaries, other than Projections, as such information may be updated from time to time, is and will be correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made, and (b) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to the Administrative Agent or the other Lenders by the Borrower or any of its representatives (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions (it being understood that Projections will be subject to uncertainties and contingencies, many of which are beyond Borrower’s control, and that no assurance can be given that such Projections will be realized). In issuing this Commitment Letter and in arranging and syndicating the Facilities, the Administrative Agent is and will be using and relying on such information and the Projections without independent verification thereof.

All obligations of the Lenders and the Administrative Agent with regard to the Facilities are subject to there being no material disruption of the financial markets that in the reasonable

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August 26, 2013

opinion of the Administrative Agent impacts pricing or availability of credit in a material adverse way (such as, without limitation, material deterioration of primary syndication or secondary loan trading markets). Moreover, neither the Borrower nor its subsidiaries nor the Target will attempt to obtain, place, arrange or renew any other debt financing (other than trade or purchase money financing in the ordinary course of business) until the date on which the Administrative Agent is no longer actively engaged in the process of working on syndicating and closing the Facilities.

The Administrative Agent, the other Lenders, and their counsel have not had the opportunity to complete their due diligence with respect to the assets and liabilities of the Borrower, the Target, their business and their prospects. All obligations of the Lenders with regard to the Facilities are subject to their satisfactory completion of such due diligence and their continuing satisfaction with such due diligence. If this due diligence discloses any information that was not previously disclosed to the Administrative Agent that the Administrative Agent or any other Lender believes has or could have an adverse impact on the Borrower, any Lender may, in its sole discretion, decline to finance its portion of the Facilities.

The Borrower agrees to indemnify and hold harmless the Administrative Agent, the Lenders, their affiliates and their respective officers, employees, agents and directors (each an “Indemnified Party”) against any and all losses, claims, damages, or liabilities of every kind whenever arising and reasonable and documented or invoiced out-of-pocket costs and expenses (collectively, the “Indemnified Obligations”) to which an Indemnified Party may become subject at any time, that arise out of or result from a claim in respect of the financings contemplated by this Commitment Letter or the transactions that are the subject of, or related to, this Commitment Letter, including, without limitation, documented or invoiced out-of-pocket expenses incurred in connection with investigating or defending against any liability or action (whether or not such Indemnified Party is a party to such action or other proceedings), except that the Borrower shall not be liable for any Indemnified Obligations of any Indemnified Party to the extent any such loss, claim, damage, cost, expense or liability is found in a final judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Party seeking such indemnity. Notwithstanding the foregoing, no Indemnified Party shall be liable for any indirect, special consequential or punitive damages in connection with the foregoing, the Facilities, its activities relating thereto or any other matter. The Borrower’s obligations under this paragraph shall survive until the parties have entered into definitive loan documentation relating to the Facilities.

The obligations of the Administrative Agent and the other Lenders under this Commitment Letter are solely for the benefit of the Borrower and its subsidiaries and may not be relied upon by any other person.

American CyberSystems, Inc.

August 26, 2013

The Administrative Agent shall keep all information regarding the Borrower, its subsidiaries, its assets, its operations and any Projections confidential and shall not disclose such information to any person or entity; provided, that the Administrative Agent may communicate such information (i) to any other person or entity in accordance with the customary practices of commercial banks relating to routine trade inquiries; (ii) to any regulatory authority having jurisdiction over the Administrative Agent; (iii) to any other person or entity for purposes of syndication of the Facilities, subject to such person or entity’s agreement to abide by the confidentiality provisions of this paragraph; and (iv) to any other person or entity if the Administrative Agent believes in its reasonable discretion that it is compelled to disclose such information to comply with applicable law, rule or regulation or in response to a subpoena, order, or other legal process or demand, whether issued by a court, judicial or administrative or legislative body or other governmental authority. This Commitment Letter, the Summary of Terms, and the Fee Letter and the contents hereof and thereof are confidential and, except for disclosure on a confidential basis to the Borrower’s employees, directors, officers, attorneys, agents, accountants, or other advisors (other than commercial lenders) retained by the Borrower in connection with the Facilities or as otherwise required by law or any court or regulatory agency having jurisdiction over the Borrower, may not be disclosed in whole or in part to any person or entity without the prior written consent of the Administrative Agent.

The Administrative Agent hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), it and each of the Lenders are required to obtain, verify and record information that identifies the Borrower, which information includes the Borrower’s name and address and other information that will allow it and each of the Lenders to identify the Borrower in accordance with the Act.

The Borrower acknowledges that the Fee Letter, this Commitment Letter, and the Summary of Terms are the only agreements between the Administrative Agent and the Borrower with respect to the Facilities as of the date of this Commitment. Letter and, together, set forth the entire understanding of the parties with respect to the Facilities. Only a writing signed by the Administrative Agent and the Borrower may amend the Fee Letter, this Commitment Letter and the Summary of Terms. The Fee Letter, this Commitment Letter and the Summary of Terms shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflict new provisions (other than Sections 5-1401 and 5-1402 of the New York General Obligations law).

THE ADMINISTRATIVE AGENT AND THE BORROWER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON

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CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER, THE SUMMARY OF TERMS, THE FEE LETTER, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THE ACTIONS OF THE ADMINISTRATIVE AGENT IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

This Commitment Letter may be executed in courterparts and by different parties on separate counterpart signature pages, which, taken together, shall constitute an original. Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission of an Adobe portable document format file (also known as a “PDF” file) shall be effective as delivery of a manually executed counterpart hereof.

This Commitment Letter shall terminate, and neither Fifth Third nor any other Lender shall have any obligation to extend any portion of the Facilities if (1) the Administrative Agent has not received the accepted copy of this Commitment Letter and the Fee Letter on or before 5:00 p.m. (Cincinnati time) on August 30, 2013; (2) the Facilities do not close by December 31, 2013 (3) the Administrative Agent or any Lender does not receive any fees payable to it as required by the terms of the Commitment Letter, the Summary of Terms, or the Fee Letter when such fees are due; or (4) any written statements, information, materials, representations or warranties provided by or on behalf of the Borrower or the Target prove untrue or inaccurate in any material respect.

American CyberSystems, Inc.

August 26, 2013

If you are in agreement with the foregoing, please execute and return to the Administrative Agent the enclosed copy of this Commitment Letter. We look forward to continuing our relationship with you as one of your key financial partners.

Sincerely,

Fifth Third Bank, an Ohio banking
corporation.

By:	/s/ Jonathan Ginn
	Name:	Jonathan Ginn
	Title:	Vice President

Accepted and Agreed to:

American CyberSystems, Inc.

By	/s/ Nick Goel
	Name	Nick Goel
	Title	SVP Finance

Confidential Summary of Terms

Borrower:	American CyberSystems, Inc. (the “Borrower”).

Guarantors:	ACS Global Sourcing, Inc., ACS Global Sourcing Canada, Inc., TechGenics, Inc., Proficient Business Systems, Inc., Global Managed Services, ACS Global Tech Solutions Private Limited, an Indian corporation (the “Foreign Entity Guarantor”). HireGenics, Inc., VersoGenics, Inc., Comforce Corporation, and each of the Borrower’s existing (to the extent not listed above) and future subsidiaries (including, upon consummation of the Acquisition, the Target) will provide unlimited joint and several guarantees of all obligations of the Borrower (i) under the Facilities, (ii) under any interest rate protection or other hedging arrangements (other than swap obligations to the extent the guaranty of (or security interest with respect to) such obligations is illegal under the Commodity Exchange Act) entered into with the Administrative Agent, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Hedging Liabilities”) and (iii) with respect to ACH, funds transfer and deposit account liabilities, and other bank product liabilities owed to the Administrative Agent, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Bank Product Liabilities”) (collectively, the “Guarantors”).

Administrative Agent:	Fifth Third Bank (“Fifth Third”) will act as sole administrative agent and collateral agent (collectively, in such capacities, the “Administrative Agent”) and will perform the duties customarily associated with such roles.

Sole Lead Arranger and
Sole Bookrunner:	Fifth Third will act as sole lead arranger and sole bookrunner (collectively, in such capacities, the “Arranger”) and will perform the duties customarily associated with such roles.

Lenders:	Fifth Third and a syndicate of other banks, financial institutions, and other entities (“Lenders”) acceptable to the Borrower and the Arranger arranged by the Arranger on a best efforts basis.

Type and Amount of
Facilities:	A.	$70.0 million revolving credit facility, with a sublimit of up to $3.0 million for letters of credit (the “Letters of Credit”) and $10.0 million for swing line loans (the “Revolver”).

	B.	$30.0 million term loan facility (the “Term Loan”) fully funded on the Closing Date.

The Revolver (including the Letter of Credit and swingline sublimits) and the Term Loan are collectively referred to as the “Facilities”.

Interest Rates and Fees:	Interest rates and certain fees in connection with the Facilities will be as specified on Schedule I attached hereto.

Letters of Credit:	Up to $3.0 million of the Revolver shall be available for the issuance of Letters of Credit by Fifth Third. No Letter of Credit shall expire later than the earlier of one year from the date of issuance or 30 days prior to the Termination Date. Outstanding Letters of Credit will reduce availability under the Revolver on a dollar-for-dollar basis, with credit risk on the Letters of Credit allocated ratably among the Revolver Lenders.

Swing Line Facility:	Up to $10.0 million of the Revolver shall be available for swing line loans from Fifth Third. Outstanding swing line loans will reduce availability under the Revolver on a dollar-for-dollar basis, with the credit risk on swing line loans allocated ratably among the Revolver Lenders. No swing line loan will be outstanding longer than 5 days. At the option of the Borrower, outstanding swing line loans will bear interest prior to maturity at (a) the rate offered by Fifth Third at its discretion or (b) at the rate applicable to loans under the Revolver that bear interest with reference to the Base Rate.

Documentation:	The final documentation for the Facilities will include, among other items, a credit agreement, an intercreditor agreement, a security agreement, and other appropriate collateral documents (collectively, the “Financing Documentation”), all consistent with this Term Sheet. In preparing the Financing Documentation, due consideration will be given to the existing Credit Agreement dated as of September 24, 2012, by and among the Borrower, the Guarantors party thereto, the Lenders party thereto, Branch Banking and Trust Company, as Administrative Agent, and BB&T Capital Markets and Fifth Third Bank, as Joint Lead Arrangers (the “Existing Credit Agreement”) and the Loan Documents, as defined in the Existing Credit Agreement, including with respect to eligibility criteria, mandatory prepayments, representations and warranties, financial and other covenants, and events of default.

Purpose:	Proceeds under the Facilities will be used to finance the acquisition (the “Acquisition”) of all of the equity of Analysts International

Corporation (the “Target”), to refinance existing indebtedness, to finance capital expenditures, to finance working capital, to finance Permitted Acquisitions, for general corporate purposes and to fund certain fees and expenses associated with the closing of the Facilities, the Acquisition, and related transactions.

Termination Date
for the Facilities:	4 years from of the Closing Date (the “Termination Date”); provided that, in the event that the existing maturity date for the Subordinated Debt is not extended to be at least 4 years and 6 months after the Closing Date, the Termination Date shall be the date occurring six months prior to such maturity date for the Subordinated Debt.

Amortization
Of Term Loan:	The Term Loan is payable in quarterly installments of $750,000 commencing on the last business day of the quarter after the Closing Date and continuing on the last day of each March, June, September, and December, thereafter until the Termination Date, at which time the outstanding principal amount is payable in full.

Security:	The Facilities, together with Hedging Liabilities and Bank Product Liabilities, will be secured by a first priority, valid, and perfected security interest in and lien upon substantially all of the tangible and intangible personal property of the Borrower and the Guarantors, including, but not limited to, all accounts receivable, inventory, equipment, and equity issued by any person owned by the Borrower and each Guarantor (equity of foreign subsidiaries limited to 65% of the equity issued by first tier foreign subsidiaries; provided that, there shall be no lien on the equity issued by the Foreign Entity Guarantor) (collectively, the “Collateral”), with exceptions and provisions to be substantially similar to those set forth in the Existing Credit Agreement and the Collateral Documents, as defined in the Existing Credit Agreement. On the Closing Date, such security interests and liens will have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Administrative Agent will have been made).

Availability:	Revolver outstandings, including any Letters of Credit and swing line loans, not to exceed sum of (a) up to 85% of eligible billed receivables, plus (b) the lesser of (i) up to 70% of eligible unbilled receivables and (ii) 20% of the foregoing clause (a) at such time (the “Borrowing Base”).

Ineligible accounts will include, but not be limited to, accounts over 90 days past the original invoice date (which invoices shall be based on net 30 day terms), contra accounts, foreign accounts not backed by letters of credit, consignment-sale receivables, bill-and-holds, progress billings, and pre-billed accounts. The advance rate will be subject to a dilution test.

Advance rates, eligibility criteria, and reserves against the borrowing base to be determined by the Administrative Agent based on the results of a pre-closing and subsequent collateral audits.

Mandatory
Prepayments:	100% of any equity issuance by the Borrower, 100% of any proceeds of indebtedness for borrowed money, and 100% of insurance or contribution proceeds not reinvested/asset sales/dispositions outside the normal course and, in each case, above certain baskets and certain exceptions to be determined. In addition, in the event that the Borrower makes a Permitted Acquisition after the Closing Date, an excess cash flow recapture provision of 50% shall require prepayment after the occurrence of such Permitted Acquisition within 90 days of each fiscal-year end. The excess cash flow requirement will terminate if the Senior Leverage Ratio is less than 2.0x as of the end of any fiscal quarter and no default exists under the Facilities.

All mandatory prepayments shall be applied first to Term Loan until paid in full (such payments being applied to the remaining amortization payments on the Term Loan in the inverse order of maturity/on a pro rata basis), and then to the Revolver.

Conditions Precedent:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including but not limited to:

• All legal, tax and regulatory matters relating to the Facilities and any transactions financed with the proceeds thereof shall be satisfactory to the Administrative Agent and the Lenders.

• Satisfactory completion of due diligence with respect to the Borrower, the Guarantors and the Target including the Administrative Agent’s confirmatory third-party due diligence consisting of, among other things, a collateral audit and management background checks, all conducted by firms acceptable to the Administrative Agent.

•	Receipt of audited financial statements and unaudited quarterly financial statements (including an income statement, a balance sheet, and a cash flow statement) for the prior three years, and a closing balance sheet adjusted to give effect to the Closing Date transactions and three year projected financials for the Borrower and its subsidiaries, all in form and substance acceptable to the Administrative Agent.

•	The Acquisition shall have been approved by the Target’s directors and (if necessary) shareholders, and all necessary legal and regulatory approvals with respect to the Acquisition shall have been obtained. There shall be no injunction, temporary restraining order or other legal action in effect which would prohibit the closing of the Acquisition or the closing and funding of the Facilities.

•	The Administrative Agent shall have received certifications of the solvency of the Borrower and each of the Guarantors on a stand-alone basis and on a consolidated basis, including the Target and of the Borrower on a consolidated basis after giving effect to the Acquisition.

•	The Administrative Agent shall have received from the Borrower a detailed integration plan with respect to the Acquisition and the Target.

•	All representations and warranties will be true and correct.

•	No default will exist.

•	Preparation, execution and delivery of the Financing Documentation, which will contain those provisions customary for similar credit facilities, acceptable to the Administrative Agent, the Lenders, and the Borrower.

•	Listing of the Administrative Agent as an additional insured, as lender’s loss payee and/or mortgagee, as appropriate, with respect to those insurance policies requested by the Administrative Agent.

•	Receipt of the other customary closing documentation, including resolutions, organizational documents, good standing certificates, and legal opinions of the Borrower and Guarantor’s counsel acceptable to the Administrative Agent.

•	Repayment and cancellation of existing credit facilities.

•	Payment of all fees owing to the Administrative Agent and the Lenders.

•	No material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any Guarantor or the Target from that reflected in the December 31, 2012 financial statements shall have occurred.

•	Neither the Borrower nor the Target shall have obtained or attempted to obtain, place, arrange or renew any debt financing prior to the Closing Date.

•	Satisfactory corporate and capital structure of the Borrower and its subsidiaries, including, without limitation, aggregate subordinated debt outstanding of $23.2 million (the “Subordinated Debt”) from Abry.

•	Receipt of (i) documents for the Subordinated Debt (and all payment, covenant, default, subordination, and other material terms and conditions of the Subordinated Debt shall be acceptable to the Administrative Agent (the covenants for Subordinated Debt shall be no more restrictive than those for the Facilities), (ii) an intercreditor agreement executed and delivered by the holders of the Subordinated Debt, in form and substance acceptable to the Administrative Agent, including prohibition on any cash principal or interest payments, and (iii) approval of the Acquisition by the holders of the Subordinated Debt.

•	The stock or asset purchase agreement and any related merger agreement (collectively, the “Acquisition Agreement”) shall be in form and substance satisfactory to the Administrative Agent, including, without limitation, a purchase price not to exceed $40.0 million. The representations and warranties in the Acquisition Agreement shall be true and correct as of the Closing Date, and the Acquisition shall close concurrently with the initial funding under the Facilities without the waiver by the acquiror of any material conditions to its obligations under the Acquisition Agreement.

•	Minimum excess availability under the Revolver and the Borrowing Base of $10.0 million at closing.

Representations &
Warranties:	Those customary for similar credit facilities and other appropriate in the judgment of the Administrative Agent, including, but not limited to: Existence and Power; Organizational and Governmental Authorizations; No Contravention; Binding Effect; Financial Information; Litigation; Compliance with ERISA: Compliance with Laws; Payment of Taxes; Subsidiaries; Investment Company Act; All Consents Required; Ownership of Property; Liens; Full Disclosure; Environmental Matters; Compliance with Laws; Capital Securities; Margin Stock; Insolvency; Security Documents; Labor Matters; Patents, Trademarks, Etc.; Insurance; Anti-Terrorism Laws; Ownership Structure; Reports Accurate; Disclosure; Location of Offices; Affiliate Transactions; Broker’s Fees; Survival of Representations and Warranties, Etc.; Loans and Investments; No Default or Event of Default; USA PATRIOT ACT; OFAC; Material Contracts; Collateral Disclosure Certificates.

Financial Covenants:	Each of the following measured on a consolidated basis in accordance with GAAP for the Borrower and its subsidiaries:

Maximum Senior Leverage Ratio of 3.00x, defined as the ratio of Senior Funded Debt as of the end of the most recent fiscal quarter to EBITDA for the most recently-ended four fiscal quarters. Senior Funded Debt is defined as all indebtedness for borrowed money and guaranties of the same, excluding the Subordinated Debt.

Fixed Charge Coverage Ratio of not less than 1.25x, defined as the ratio of (i) EBITDA plus rent expense for the most recently-ended four fiscal quarters less the sum of (a) unfinanced maintenance capital expenditures during the same period, (b) restricted payments and earn out obligations paid during the same period, and (c) cash taxes paid during the same period, to (ii) the sum of (a) the current portion of scheduled cash principal payments on all indebtedness, other than Subordinated Debt, coming due during the next four fiscal quarters, (b) any earn out obligations paid during the most recently-ended four fiscal quarters, (c) rent expense paid during the same period, and (d) cash interest expense paid during the same period.

EBITDA is defined as the sum of net income, taxes, interest expense, depreciation and amortization less non-cash gains plus EBITDA of the target of a Permitted Acquisition during all relevant periods. The Administrative Agent shall have approval rights over any pro forma EBITDA adjustments relating to any Permitted Acquisition.

Other Covenants:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including, but not limited to:

	•	Prohibition on the pledging of assets to secure indebtedness with the exception of agreed-upon baskets of liens, including acceptable purchase money liens.

	•	Limitations on additional indebtedness, dividends and other distributions and equity repurchases, restrictions on subsidiaries’ ability to pay dividends, mergers and acquisitions, asset sales, investments, loans, advances, guarantees, capital expenditures, operating leases, affiliate transactions, use of proceeds, changes to material agreements, change in the nature of business, and modifications of Subordinated Debt documents.

	•	Compliance with laws, including environmental, ERISA and OFAC sanctions programs.

	•	Preservation and maintenance of existence.

	•	Payment of taxes.

	•	Permitted inspections and field exams.

	•	Maintenance of property and insurance.

	•	The Borrower shall, during the term of the Facilities, maintain all operating accounts at the Administrative Agent.

Permitted
Acquisitions:	The Borrower may make acquisitions of other businesses (each a “Permitted Acquisition”) which satisfy all of the following criteria:

	•	Each acquisition shall be in the Borrower’s line of business and have its primary operations in the US. The Borrower must be the surviving entity in any merger to which it is a party. The acquisition shall be non-hostile.

	•	No default shall exist or shall result from the acquisition. Demonstration to the satisfaction of the Administrative Agent of pro forma compliance with all financial covenants (looking back four complete fiscal quarters) after giving effect to the acquisition. Minimum availability under the Revolver and Borrowing Base after giving effect to the acquisition and any credit extensions in connection therewith of $15.0 million.

	•	The acquired business must have been audited by a nationally recognized accounting firm or have undergone review by an accounting firm acceptable to the Administrative Agent as part of the acquisition due diligence.

Reporting
Requirements:	Reporting requirements will include, but not be limited to, the following:

	•	Annual audited consolidated and consolidating financial statements for the Borrower and its subsidiaries within 120 days of fiscal year end.

	•	Quarterly covenant compliance certificates signed by the Borrower’s Chief Financial Officer within 30 days of quarter end.

	•	Quarterly company-prepared consolidated and consolidating financial statements for the Borrower and its subsidiaries within 30 days of quarter end.

	•	A copy of the Borrower’s operating budget not later than 120 days after the end of each fiscal year.

	•	Monthly borrowing base certificates signed by the Borrower’s Chief Financial Officer, monthly consolidated and consolidating financial statements for borrower and its subsidiaries, along with certified accounts payable and accounts receivable aging reports, within 20 days of month end. Collateral audits may be conducted by the Administrative Agent at the Borrower’s expense during the term of the Facilities at intervals to be determined provided, absent a default, the Borrower shall not be required to pay for more than one such audit per year.

	•	Notice of any default within 5 business days of obtaining knowledge of such default.

	•	Such other information as the Administrative Agent or any other Lender may reasonably request.

Events of Default:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent, including but not limited to: failure to pay any interest, principal or fees when due, failure to satisfy any covenant, untrue representations or warranties, invalidity of any loan documents, contesting of loan documents, default under other debt agreements, insolvency, bankruptcy, change of control, ERISA, judgment defaults, impairment of liens, tax liens, default under material contracts, Guarantor failure to pay, death of Rajiv Sardana, breach of intercreditor agreement, default under Subordinated Debt documents, and material adverse effect.

Assignments &
Participations:	Each Lender will be permitted to make assignments in minimum amounts of $5,000,000 (with respect to assignments under the Revolver) and $1,000,000 (with respect to assignments of the Term Loan). Minimums do not apply to assignments to a Lender, an affiliate of a Lender or a related fund or to assignments by a Lender of all of its Loans and commitments, and minimums may be waived with consent of the Administrative Agent and (unless a default exists) the Borrower.

Consents of the Borrower and the Administrative Agent are required for each assignment, which consents shall not be unreasonably withheld or delayed, except that the Borrower’s consent shall not be required during a default or in the case of an assignment to a Lender, an affiliate of a Lender or a related fund. The Administrative Agent’s consent shall not be required (x) in the case of an assignment under the Revolver to a Lender with a Revolver commitment, an affiliate of such Lender or a related fund with respect to such Lender or (y) in the case of an assignment of a portion of the Term Loan to a Lender, an affiliate of a Lender or a related fund.

The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facilities.

Required Lenders:	66 2/3%.

Yield Maintenance
and Contingencies:	Those customary for similar credit facilities and others appropriate in the judgment of the Administrative Agent to protect the Lenders in the event of prepayment (funding indemnity), unavailability of funding, capital adequacy requirements, and increased costs.

Expenses:	The Borrower shall pay all reasonable costs and expenses of the Administrative Agent and the Arranger incurred in connection with the negotiation, preparation, administration and syndication of the Facilities, and all due diligence related thereto, including without limitation, the reasonable legal fees of the Arranger’s and the Administrative Agent’s counsel, regardless of whether the Facilities are closed. The Borrower shall also pay all reasonable costs and expenses of the Administrative Agent and Lenders, including without limitation their reasonable legal fees, incurred in connection with the enforcement of their rights under the Financing Documentation and in connection with any Borrower default.

Closing Date:	The date upon which the Financing Documentation has been executed and delivered by the parties thereto and the conditions precedent to the initial funding thereunder have been satisfied or waived in accordance with the terms thereof, which date is targeted to be December 31, 2013.

Indemnification:	The Lenders will be indemnified against all losses, liabilities, claims, damages, or expenses relating to the Borrower’s use of loan proceeds or the commitments or environmental problems, including but not limited to reasonable attorneys’ fees.

Governing Law:	New York.

Counsel to the Arranger and
Administrative Agent:	Chapman and Cutler LLP.

Schedule I

Interest Rates and Certain Fees

Interest Rates:	At the Borrower’s option, each loan will bear interest at either (a) the Base Rate plus 1.00% for advances under the Revolver and plus 2.00% for advances under the Term Loan or (b) the reserve adjusted LIBOR Rate plus 2.00% for advances under the Revolver and plus 3.00% for advances under the Term Loan. The Base Rate will be a floating rate that will be equal to the greatest of (x) the prime rate announced by Fifth Third from time to time, (y) for any day, the federal funds rate on such day plus .50%, and (z) for any day, the reserve adjusted LIBOR rate for a one month interest period on such day plus 1.00%. The Base Rate will be calculated on an actual day/365 day year basis and will be payable monthly in arrears. The reserve adjusted LIBOR Rate will have the meaning, and will be calculated in a manner, customary and appropriate for financings of this type. The reserve adjusted LIBOR Rate will be fixed for interest periods of one, two and three months, calculated on an actual day/360 day year basis and will be payable on the last day of the applicable interest period. No reserve adjusted LIBOR Rate loans will be available during a default. Interest rates on all loans will increase by 2.00% per annum after default.

Commitment Fee:	A Commitment Fee is payable quarterly in arrears to the Revolver Lenders on the average daily unused amount of the Revolver at .375% per annum.

Letter of Credit Fees:	A fronting fee of .125% of the face amount of each Letter of Credit issued shall be payable to Fifth Third as the issuing bank. A per annum participation fee equal to 2.25% on the undrawn amount of each outstanding Letter of Credit is payable quarterly in arrears to Revolver Lenders. The Borrower shall also pay the Administrative Agent’s standard letter of credit documentary and processing charges.